UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 10, 2024

EARNING RELEASE
First Quarter 2024

May, 2024


edenor
Subestación N°52 Aniversario

Buenos Aires, Argentina, May 10, 2024 - Empresa Distribuidora y Comercializadora Norte S.A. (NYSE / BYMA: EDN) ("edenor" or "the Company") Argentina's largest electricity distributor both in terms of number of customers and energy sales, announces its results for the first quarter of 2024.

All figures are stated in Argentine Pesos on a constant currency basis, and the information has been prepared in accordance with International Financial Reporting Standards ("IFRS"), except for what is expressly indicated in the Income Statement, which is expressed at historical values.

Ticket: EDN
Ratio: 20 Shares Class B= 1ADR

Number of Shares Net of Treasury
875.3 Million of Shares | 43.8 Million of ADRs

Total Shares
906.5 Million of Shares | 45.3 Million of ADRs

Market Capitalization
ARS 954,843,563,778 | USD 877,508,981.70

Price
ARS 1090.85 | USD 20.05 05/09/24

Webcast Information

On Monday, May 13th, 2024, at 12 pm Buenos Aires / 11 am New York time, the Company will host a webcast to discuss Edenor's 1Q24 results. The presentation will be given by Germán Ranftl, Edenor's Chief Financial Officer. Those interested in participating in the webcast are required to register by clicking here. Questions will be answered exclusively through the webcast system.

DATE: May 13,2024
TIME: 12 pm BA / 11 am Nueva York

1Q 2024
EARNINGS WEBCAST

TO JOIN THE WEBCAST PLEASE
Click aquí

Germán Ranftl
Chief Financial Officer

Solange Barthe
Investor Relations Manager

Lucila Ramallo
Investor Relations Senior Analyst

www.edenor.com
investor@edenor.com
Tel: +54 (11) 43365511

AGENDA

- Highlights
- Regulatory Framework
- Financial Results
- Operating Indicators
- Investments
- Financial Debt
- Summary

edenor

01
HIGHLIGHTS

HIGHLIGHTS

Regulatory Framework

Res 102: Transitory update of Value-Added Distribution since 02/16/24, changes restored the economic balance of the Company as reflected in the Independent Auditor's (PwC) opinion in financial statements, issued without *"going concern"* paragraph.

.

By-laws Amendment

New activities included in By-laws: Generation of both renewable and conventional electricity energy, and critical minerals, among others, that will enable Edenor to meet the challenges of the energy transition.

Financial Debt

Successful placement of USD 124 M Negotiable Obligations Class 3 and 4, improving the debt profile of the Company.

Ratings

Debt credit ratings raised by S&P, FixSCr and Moodys.

02
REGULATORY FRAMEWORK

REGULATORY FRAMEWORK

- **New tariffs became effective as of February 16, 2024, which reestablished the economic equilibrium of the Company as reflected in the Independent Auditors' opinion.**

- **The National Government is studying possible changes to the subsidy program.**

- **The Five-Year Tariff Review process (2025-2029) is continuing and expected to be completed as originally planned by year-end 2024.**

- **Resolution 58/2024 (and modification) – CAMMESA payment plan:** The Secretary of Energy instructed CAMMESA to determine the amounts owed by distribution companies related to energy purchases from the wholesale market and the form by which these amounts due should be paid.

REGULATORY FRAMEWORK

5-Year Integral Tariff Review

- **Resolution 270/2024: On May 8, 2024, the ENRE approved the Program for the Quinquennial Tariff Review, expected to be completed this year, which includes the following details of the working plan:**

Activities/ Tasks	Date
1. Resolution of the Auditor initiating the RIT process	8-may
2. ENRE Resolution approving the profitability rate	10-jun
3. ENRE Resolution approving the criteria that must be considered for the preparation of the tariff proposals of the distributors (objective quality parameters, Cost of the Energy Not Supplied and penalties for quality of service, product and commercial)	24-jul
4. First report of the Distributors: Demand Projected, Capital Base and Investment Plan	30-aug
5. Second report of the Distributors: Operating Expenses, Efficiency Factor, Mechanism for transfering energy and power prices. VAD adjustment	16-sep
6. Final Report - Proposed Tariff Schedule	30-sep
7. Resolution calling for Public Hearing	1-oct

edenor

REGULATORY FRAMEWORK

5-Year Integral Tariff Review

Key elements of the Integral Tariff Review process:

- Asset Base
- WACC
- OPEX – CAPEX
- Service Quality Standards
- Demand
- Tariff adjustment considering inflation

REGULATORY FRAMEWORK

By-laws Amendment:

Corporate Purpose.

Principal By-laws changes provide flexibility that will enable Edenor to exploit opportunities related to the energy transition and the increasing electrification of the Argentine economy *

Prior to changes	Post By-laws changes
❖ Distribution and commercialization of energy	❖ Distribution and commercialization of energy ❖ NEW OPPORTUNITIES: ❖ Generation of Renewable or Conventional Energy. ❖ Critical minerals; ❖ Digitalization and/or artificial intelligence Related to the Corporate Purpose

Note: * The full transcript see relevant fact https://www.sec.gov/Archives/edgar/data/1395213/000129281424001589/edn20240425_6k1.htm

edenor

03
FINANCIAL RESULTS

Results showed a significant improvement YoY, primarily reflecting the February 16, 2024 increase in the VAD of 319.2%.

Edenor increased the level of investments in 1Q24 (+27% vs. 1Q23).

In million of Pesos in constant figures	**1Q24	**1Q23	ΔAR$	Δ%
Revenues	276,157	270,771	5,386	2%
Energy purchases	(160,419)	(195,559)	35,140	(18%)
Distribution Margin	**115,738**	**75,212**	**40,526**	**54%**
Operating expenses	(138,914)	(122,248)	(16,666)	14%
Other op. Net income	972	2,299	(1,327)	(58%)
Operating Results	**(22,204)**	**(44,737)**	**22,533**	**(50%)**
Financial Results, net	(214,050)	(135,077)	(78,973)	58%
RECPAM*	221,494	157,031	64,463	41%
Income Tax	65,627	(15,856)	81,483	(514%)
Net Results	**50,867**	**(38,639)**	**89,506**	**n/a**

*Monetary gain

**International Accounting Standards: Financial information in hyperinflationary economies

edenor

Revenues: Rose to 2% YoY in constant currency to ARS 276,157 million in 1Q24. This was mainly due to the record high temperatures registered in the first quarter of 2023 and consequently lower demand in 1Q14 which was compensated by the tariff increase obtained as of February 16, 2024.

The number of clients amounted to 3.3 million in 1Q24 (+1% vs 1Q23).

Energy Purchases: The cost of energy purchases declined a sharp 18% vs. 1Q23 to ARS 160,419 million, which reflected (1) the lower demand mentioned earlier, particularly from residential customers and (2) an increase in energy costs as billed to consumers from February 1 because of the government's efforts to reduce energy subsidies.

Distribution Margin: Increased significantly to ARS 115,738 million in the first quarter of 2024, up 54% vs. 1Q23, mainly due to positive effects from both the tariff adjustment in place from mid-February 2024 and lower volumes, which offset the effect of net higher energy costs due to reduced subsidies.

Net Financial Results: It recorded a loss of ARS 214,050 million in 1Q24 (+58% vs 1Q23) mainly due to the higher financial debt assumed in the period.

Net Results: Net profit of ARS 50,867 million was obtained in 1Q24 vs. last year's loss in 1Q23 of ARS 38,639 million. The improvement was due to the better operating results.

Investments: In 1Q24, ARS 49,088 million was invested, (+27% vs 1Q23). Continued strong investments underline our unwavering commitment to improving service quality, which is evident in the strong improvements that have been achieved in our Operating Indicators.

edenor

Energy sales volumes decrease by 7.8% in the first quarter 2024.

	3 Months 2024			3 Months 2023			Variation	
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	2.785	46,6%	2.927.217	3.133	48,3%	2.895.181	(11,1%)	1,1%
Small commercial	564	9,4%	338.331	587	9,0%	340.059	-4%	(0,5%)
Medium commercial	411	6,9%	31.664	431	6,6%	30.944	(4,5%)	2,3%
Industrial	932	15,6%	7.278	989	15,2%	7.105	(5,7%)	2,4%
Wheeling System	993	16,6%	752	1.030	15,9%	693	(3,6%)	8,5%
Others								
Public lighting	125	2,1%	21	136	2,1%	21	(8,4%)	0,0%
Shantytowns and others	172	2,9%	632	182	2,8%	592	(5,8%)	6,8%
Total	**5.981**	**100%**	**3.305.895**	**6.488**	**100%**	**3.274.595**	**(7,8%)**	**1%**

	1Q 2024			1Q 2023			Variation	
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	2.785	46,6%	2.927.217	3.133	48,3%	2.895.181	(11,1%)	1,1%
Small commercial	564	9,4%	338.331	587	9,0%	340.059	(4,0%)	(0,5%)
Medium commercial	411	6,9%	31.664	431	6,6%	30.944	(4,5%)	2,3%
Industrial	932	15,6%	7.278	989	15,2%	7.105	(5,7%)	2,4%
Wheeling System	993	16,6%	752	1.030	15,9%	693	(3,6%)	8,5%
Others								
Public lighting	125	2.1%	21	136	2.1%	21	(8.4%)	0.0%
Shantytowns and others	172	2,9%	632	182	2,8%	592	(5,8%)	6,8%
Total	**5.981**	**100%**	**3.305.895**	**6.488**	**100%**	**3.274.595**	**(7,8%)**	**1%**

*1Q24: 702.438 customers benefited from Social Tariff

First quarter 2024, energy sales volumes declined 7.8% vs. the prior to 5,981 GWh, mainly led by an 11.1% drop in Residential Customers consumption, as a result of having registered record higher temperatures in the first quarter 2023 as well as the adjustment in the price of energy and the VAD sinse February 16, 2024.

Edenor's customer base reached 3.3 million customers (+1% vs 1Q23), due mainly to an increase in residential and industrial customers. These increases reflected greater market discipline measures and the installation of 1,406 energy meters in the first quarter 2024, which were intended to convert clandestine connections into formal participants in the electricity system.

OPERATING EXPENSES

edenor

In million of pesos In constant figures	1Q24	1Q23	ΔAR$	Δ%
Salaries, social security taxes	(40.173)	(35.887)	(4.286)	12%
Pensions Plans	(3.838)	(3.531)	(307)	9%
Communications expenses	(1.618)	(1.642)	24	(1%)
Allowance for the imp. of trade and other receivables	(442)	(2.789)	2.347	(84%)
Supplies consumption	(6.789)	(5.448)	(1.341)	25%
Leases and insurance	(688)	(1.153)	465	(40%)
Security service	(1.725)	(1.843)	118	(6%)
Fees and remuneration for services	(25.235)	(29.282)	4.047	(14%)
Amortization of assets by right of use	(1.623)	(1.037)	(586)	57%
Public relations and marketing	(1.816)	(2.463)	647	(26%)
Advertising and sponsorship	(936)	(1.269)	333	(26%)
Reimbursements to personnel	(1)	(2)	1	(50%)
Depreciation of property, plant and equipment	(24.977)	(23.621)	(1.356)	6%
Directors and Sup. Committee members' fees	(161)	(105)	(56)	53%
ENRE penalties	(26.110)	(8.427)	(17.683)	210%
Taxes and charges	(2.709)	(3.671)	962	(26%)
Other	(73)	(78)	5	(6%)
Total	**(138.914)**	**(122.248)**	**(16.666)**	**13,6%**

Excluding provisions for fines, operating expenses were in line with the prior period.

The rise in operating expenses can be attributed mainly to provisions for penalties assessed by the regulator (ENRE) to update these for the effect of tariff adjustments put in place during the first quarter of 2024. In other expense categories, although an increase in salaries and social charges in 1Q24 was recorded, it was offset by the reduction in fees and remuneration for services.

At the end of March 2024, collectability was 93.90%, resulting in a period-end accrued bad debt of ARS 11,906 million.

EBITDA

Significant improvement due to positive impact of tariff adjustment and lower energy losses.

In million of Pesos in constant figures	1Q24	1Q23	Δ AR$	Δ %
Net operating income	(22,204)	(44,737)	22,533	(50%)
Depreciation of property, plant and equipment	26,600	24,658	1,942	8%
EBITDA	**4,396**	**(20,079)**	**24,475**	**(122%)**

- First quarter EBITDA was a positive result of ARS 4.396 million, a sharp swing from the same period of last year's loss of ARS 20.079 million.
- The main factors driving the improvement were the following:
  - Positive impacts higher revenues in the last month and a half that resulted from the tariff adjustment (implemented 02/16/2024).
  - Further reduction in energy losses (15,9% in 1Q23 VS 14,5% in 1Q24).

04
OPERATING RESULTS

edenor

SAIDI hours / year / customer


31.5
27.7
33.0
26.6
25.8
30.3
27.6
28.9
22.7
26.3
15.9
21.8
12.2
13.7
10.7
10.4
8.6
10.0
8.2
10.0
8.6
-74%
-14%
Real
Required
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
mar-24

SAIFI times / year /customer


8.6
8.0
9.5
8.9
8.7
9.7
9.0
9.1
6.9
8.4
6.2
7.4
4.6
6.0
4.1
5.4
3.6
5.2
3.4
5.2
3.5
-63%
-33%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
mar-24

The investment plan executed in recent years continues to show results that are reflected in a continuous improvement in the service quality, by reducing the duration and frequency of outages since 2014, and thus exceeding the established regulatory requirements.

Quality standards are measured based on the duration and frequency of service outages using SAIDI and SAIFI indicators.

At the closing of the first quarter of 2024, the SAIDI and SAIFI indicators showed 8.6 hours and 3.5 average outages per client in the period, both at record lows and registering improvements of 74% and 63% , respectively, compared to 2014.

This recovery in service is mainly due to the strong investments that the Company has made over the last decade. These investments have been focused on implementing improvements in operational processes and the adoption of technology applied to the operation and management of the network.


15.9%
14.5%
13.1%
16.2%
13.9%
1Q
2Q
3Q
4Q
2023
2024

In 1Q24, energy losses declined to 14.5% compared to 15.9% in the same period of the previous year.

Driving Innovation and Efficiency in Loss Mitigation:

Our dynamic multidisciplinary teams remain steadfastly dedicated to pioneering novel solutions in the battle against energy losses. This collaborative effort has been further fortified by the resolute execution of Market Discipline (DIME) initiatives, aimed at curtailing losses.

Leveraging the potency of analytical and artificial intelligence tools, we have strategically optimized inspection routes, augmenting their efficacy. The mission of DIME actions remains resolute: identifying and rectifying irregular connections, thwarting fraud, and curbing energy pilferage.

Measurable Strides in Inspection and Detection:

From January to March 2024, a substantial total of 60,749 inspections were conducted on Tariff 1 (Residential and General users), which showed an efficiency rate of 48.3%. This stands in comparison to the same period in the prior year when 79,483 inspections yielded a higher efficiency rate of 50.2%.

In addition, the installation of 1,406 Integrated Energy Meters (MIDE) during first quarter 2024 attests to our commitment to modernizing energy monitoring mechanisms.

Recovery Initiatives and Redefining Balance:

Our endeavors extend beyond detection as we diligently restore energy integrity. Beyond the normalization of MIDE meter-equipped customers, our reach extends to clandestine customers with conventional meters.

Augmenting these efforts, a novel energy balance system has been meticulously implemented, complemented by the advent of micro-balances in private neighborhoods. Despite our tenacious endeavors, there have been cases of repeat fraud in many client groups.

05
INVESTMENTS

CAPEX

❖ Edenor´s Capital Expenditures for 1Q24 were **ARS 49,088 M. (+27% VS 1Q23)**


ARS 49,088 M
5,863
1,722
41,503
+27%
ARS 38,735 M
5,224
2,648
30,863
1Q24
1Q23
Electricity Related Activities
System and Others
Proyects Staff Cost


7%
10%
1%
82%
New Supplies
Network Structure
Energy Recovery
Others

- **New TRUJUI** 220/13.2 kV 2x80MVA **Substation:** In service, completion tasks continue.
- **New GARIN** 132/13.2 kV 2x40 MVA **Substation:** In service, completion tasks continue.
- **MORON** 132/13.2 kV **Substation** Adaptation from 2x40+80 MVA to 2x80 MVA in order to free up a 132 kV maneuvering field: In service.
- **MERLO** 132/13.2 kV **Substation** Adaptation from 3x40 MVA to 2x80 MVA in order to free up a 132 kV maneuvering field: In service.
- **SAN ALBERTO** 132/13.2 kV **Substation** Extension from 2x40 MVA to 2x80 MVA: Commissioning during May 24.
- Renewal of 220 kV underground cable (4.3 km) N°46 MALAVER – PI-MALAVER: Commissioning during May 24.
- Decommissioning of the 27.5 kV bold **Substation** with new facilities and connection to the COLEGIALES Substation. In service: 2H24: Planned for 1H25.
- 132 kV bar expansion at ZAPPALORTO Substation: Planned for 1H25.
- New underground pipeline 132 kV (8.75 km) ZAPPALORTO – MERLO: Planned for 1H25.
- **New Lowering Center PUERTOS DEL LAGO** 33/13.2 kV 2x20 MVA: Planned for 1H25.
- **New TRANSCLOR** 132 kV Delivery Station. In service: 1H25.
- **New MORENO** 132/13.2 kV 2x80 MVA **Substation.** In service: 1H25.
- **New MARTINEZ** 132/13.2 kV 2x80 MVA **Substation.** In service: 1H25.

edenor

06
FINANCIAL DEBT

INDEBTEDNESS

Senior Notes

Successful issuance of US$124 million in Senior Notes

Notes Class 3
Nov-26

- Amount: USD 96 Million
  - USD 34 Million (Exchange Class 2- 57% acceptance)
  - USD 62 Million (New Money)
- Rate: 9.75%
- Interest Payment: Biannual
- Amortization: Bullet

Notes Class 4
Mar-25

- Amount: ARS 24,398 Million (Eq USD 28.6 Million)
- Rate: +300 Basis Points
- Interest Payment: Quarterly
- Amortization: Bullet

	Notes Class 1	Notes Class 2	Notes Class 3	Notes Class 4
Amount (Million)	55	27*	96	24,398**
Currency	USD	USD	USD	ARS
Type	Social	Std	Std	Std
Maturity	may-25	nov-24	nov-26	mar-25
Rate	9.75	9.75	9.75	BADLAR +300 Basic Point.
Interest Payment	Biannual	Biannual	Biannual	Quarterly
Law	Nueva York	Argentina	Argentina	Argentina

Notes: *Net of the issuance of 60 M for the exchange. ** This Includes Additional Note Class 4 of ARS 20,820M.

edenor

FINANCIAL DEBT

Senior Notes

In millions of USD


Debt at December 2023
98
98
85
30
55
115
55
60
60
55
2021
2022
2023
2024
2025


Debt after 1Q24 issuances
98
98
85
30
55
207
55
27
124
27
29
55
96
2021
2022
2023
2024
2025
2026
Class 3&4
Class 2
Class 1

RATINGS

Risk Ratings - 2024 Corporate Bonds

Agency		Rating	Outlook	Date
Moody's	Local	BBB+.ar	Revision to the rise	feb-24
	Foreign currency	BBB+.ar	Revision to the rise	feb-24
FixScr FitchRatings	Long-term issuer	A(arg)	Stable	feb-24
	ON Class 1	A(arg)	Stable	feb-24
	ON Additional Class 1	A(arg)	Stable	feb-24
	ON Class 2	A(arg)	Stable	feb-24
	ON Additional Class 2	A(arg)	Stable	feb-24
	ON Class 3	A(arg)	Stable	feb-24
	ON Class 4	A1(arg)	Stable	feb-24
S&P Global	Institucional Qualification	raB	Stable	mar-24
	Global Negotiable Obligations Program	raB	Stable	mar-24
	Foreign currency	raCCC	Stable	mar-24

edenor

07
SUMMARY

SUMMARY

Res 102: Transitory update of Value-Added Distribution since 02/16/24, changes restored the economic balance of the Company as reflected in the Independent Auditor's (PwC) opinion in financial statements, issued without "going concern" paragraph.

The Five-Year Tariff Review process (2025-2029) is continuing and expected to be completed as originally planned by year-end 2024.

New activities included in By-laws: Generation of both renewable and conventional electricity energy, and critical minerals, among others, that will enable Edenor to meet the challenges of the energy transition.

Improvement in debt rating: S&P, FixSCr and Moodys.

Successful Placement and Exchange of US$124 M in Notes Class 3 and 4, improving the debt profile of the Company.

Positive and stable outlook for revenues flows.

Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh).

Through a concession, edenor distributes electricity exclusively in the northwest of Greater Buenos Aires and in the northern area of the City of Buenos Aires, to 3.3 million customers (a population of approximately 9 million inhabitants) in an area of 4,637 square kilometers. In 1Q24, edenor sold 5,981 GWh of electricity and purchased 7,004 GWh (including demand from the toll system), registering revenues for 1Q23 of ARS 276,157 million. Net earnings for the first quarter 2024 were a profit of ARS 50,867 million.

INVESTOR RELATIONS CONTACTS

German Ranftl | Chief Financial Officer

Solange Barthe | Investor Relations Manager

Lucila Ramallo | Investor Relations Senior

investor@edenor.com | Tel. +54 (11) 4346 5511

edenor

Condensed Interim Statement of Comprehensive Income

The three-month period ended on March 31, 2024 and 2023

Values expressed on a constant currency basis

In millon of Argentine Pesos in constant figures	03.31.2024 AR$	03.31.2023 AR$
Revenue	276,157	270,771
Energy Purchases	(160,419)	(195,559)
Margin Distribution	**115,738**	**75,212**
Transmission and distribution expenses	(73,673)	(69,671)
Gross Profit	**42,065**	**5,541**
Selling expenses	(41,175)	(29,861)
Administrative expenses	(24,066)	(22,716)
Other operating income	5,433	8,262
Other operating expense	(4,461)	(5,963)
Operating Result	**(22,204)**	**(44,737)**
Financial income	115	5
Financial expenses	(113,589)	(146,720)
Other financial expense	(100,576)	11,638
Net financial costs	**(214,050)**	**(135,077)**
RECPAM	221,494	157,031
Profit (Loss) before taxes	**(14,760)**	**(22,783)**
Income tax	65,627	(15,856)
Profit (Loss) for the period	**50,867**	**(38,639)**
Basic and diluted earnings Profit (Loss) per share:		
Basic and diluted earnings profit (loss)(pesos per share)	58.13	(44.16)

Condensed Interim Statement of Comprehensive Income

The three-month period ended on March 31, 2024 and 2023

Values expressed at historical values

In million of Argentine Pesos at histórical values	03.31.2024 AR$	03.31.2023 AR$
Revenue	256,572	65,256
Energy Purchases	(146,913)	(47,137)
Margin Distribution	**109,658**	**18,119**
Transmission and distribution expenses	(48,231)	(12,548)
Gross Profit	**61,428**	**5,571**
Selling expenses	(34,613)	(6,566)
Administrative expenses	(19,288)	(4,843)
Other operating income, net	964	636
Operating Profit (Loss)	**8,491**	**(5,204)**
Financial income	102	1
Financial expenses	(213,013)	(36,627)
Other financial expense	7,730	3,629
Net financial expense	**(205,181)**	**(32,997)**
Profit (Loss) before taxes	**(196,690)**	**(38,200)**
Income tax	47,964	830
Profit (Loss) for the period	**(148,726)**	**(37,371)**
Basic and diluted earnings Profit (Loss) per share:		
Basic and diluted earnings Profit (Loss) per share	(169.97)	(42.71)

Condensed Interim Statement of Financial Position

The three-month period ended on March 31, 2024 and December 31, 2023

Values expressed on a constant currency basis

In million of Argentine Pesos in constant figures	03.31.2024 AR$	12.31.2023 AR$
ASSETS		
Non-current assets		
Property, plant and equipment	1,953,999	1,930,124
Interest in joint ventures	86	86
Right-of-use assets	6,249	5,367
Other receivables	3	4
Total non-current assets	**1,960,337**	**1,935,581**
Current assets		
Inventories	76,248	60,363
Other receivables	53,231	51,621
Trade receivables	205,224	100,975
Financial assets at fair value through profit or loss	144,310	125,281
Cash and cash equivalents	25,207	13,840
Total current assets	**504,220**	**352,086**
TOTAL ASSETS	**2,464,557**	**2,287,667**

	03.31.2024 AR$	12.31.2023 AR$
EQUITY		
Share capital	875	875
Adjustment to share capital	516,633	516,633
Treasury stock	31	31
Adjustment to treasury stock	11,077	11,077
Additional paid-in capital	7.150	7.150
Cost treasury stock	(42.365)	(42.365)
Legal reserve	35,814	35,814
Opcional reserve	346,826	346,826
Other comprehensive loss	(5,256)	(5,256)
Accumulated results	(154,584)	(205,451)
TOTAL EQUITY	**716,201**	**665,334**
LIABILITIES		
Non-current liabilities		
Trade payables	1,843	2,422
Other payables	277,657	240,963
Borrowings	127,265	67,236
Deferred revenue	20,621	20,430
Salaries and Social security payable	3,887	3,713
Benefit plans	8,466	7,463
Deferred tax liability	660,176	725,803
Provisions	10.943	14.951
Total non-current liabilities	**1,110,878**	**1,082,981**
Current liabilities		
Trade payables	458,837	365,329
Other payables	87,524	44,486
Borrowings	52,903	76,816
Deferred revenue	50	76
Salaries and social security payable	26,736	40,386
Benefit plans	576	676
Tax liabilities	7,816	7,033
Provisions	3.034	4.350
Total current liabilities	**637,478**	**539,352**
TOTAL LIABILITIES	**1,748,356**	**1,622,333**
TOTAL LIABILITIES AND EQUITY	**2,464,557**	**2,287,667**

Condensed Interim Statement of Cash Flows

The three-month period ended on March 31, 2024 and 2023

Values expressed on a constant currency basis

In million of Argentine Pesos in constant figures	03.31.2024 AR$	03.31.2023 AR$
Cash flows from operating activities		
Loss (Profit) for the fiscal year	50,867	(38,639)
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:	(44,651)	23,188
Changes in operating assets and liabilities:		
Increase (Decrease) in trade receivables	(130,770)	(53,472)
Increase (Decrease) in trade payables	152,260	110,280
Increase (Decrease) in salaries and social charges to be paid	1,538	(6,982)
Others	(1,235)	(28,186)
Net cash flows provided by operating activities	**28,009**	**6,189**
Net cash flows used in investing activities	**(90,474)**	**(11,232)**
Net cash flows used in financing activities	**73,440**	**23,215**
Net increase in cash equivalents at the end of the period	**10,975**	**18,172**
Cash and cash equivalents at beginning of year	13,840	7,695
Exchange differences in cash and cash equivalents	544	1,614
Result for exposure to inflation in cash and cash equivalents	(152)	(70)
Net Decrease in cash and cash equivalents	10,975	18,172
Cash and cash equivalents at the end of fiscal year	**25,207**	**27,411**
Supplemental cash flows information		
Non-cash operating, investing and financing		
Acquisitions of property, plant and equipment through increased trade payables	(6,384)	(4,145)
Acquisitions of assets for rights of use through an increase in other debts	(2,505)	(718)

DISCLAIMER

edenor

The material that follows is a presentation of general background information about Edenor as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This presentation contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based in our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target," or similar expressions. While Edenor's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Edenor, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements."

Further, if Edenor's actual results are less favorable than those shown in the projections or if the assumptions used in the projections prove to be incorrect, Edenor may not be able to make dividend payments in the amount forecasted, or at all. Edenor undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise, nor makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as a promise or representation. Management is not making and you should not infer any representation about the likely existence of any particular future set of facts or circumstances.

This presentation does not constitute or form part of, and should not be construed as, any offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of Edenor nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of Edenor. Persons who intend to purchase or subscribe for securities of Edenor in any potential future offering are reminded that any such purchase or subscription may be made solely on the basis of the information contained in the prospectus or offering circular in connection with such proposed offering. In particular, this presentation and the information contained herein are not an offer of securities for sale in the United States.

The market and competitive position data, including market forecasts, used throughout this presentation was obtained from internal surveys, market research, publicly available information and industry publications. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Edenor does not make any representation as to the accuracy of such information.